RACKSPACE TECHNOLOGY, INC.
19122 US Highway 281N, Suite 128
San Antonio, Texas 78258-7667
October 29, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Dave Edgar
Christine Dietz
Office of Technology

Re:	Rackspace Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed March 15, 2024
File No. 001-39420

Dear Mr. Edgar and Ms. Dietz:

This letter responds to comments received in a letter from the Staff (the "Staff") of the Securities and Exchange Commission (the “Commission”), dated October 15, 2024 (the “Comment Letter”), to Rackspace Technology, Inc. (the "Company") related to the Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Gross Profit and Non-GAAP Gross Profit, page 55

1.We note on pages 57 and 63 that you present total consolidated segment operating profit (for example $431.2 million for the year ended December 31, 2023), which is a non-GAAP measure. However, it would appear that such measure may include adjustments that are inconsistent with the applicable non-GAAP guidance. In this regard, adjusting for “Corporate functions" appears to present a non-GAAP measure that excludes normal, recurring, cash operating expenses. Therefore, please revise to remove this measure from your filings and earnings releases on Form 8-K. Refer to Questions 100.01 and 104.04 of the non-GAAP C&DIs.

Response: The Company respectfully acknowledges the Staff’s comment and will remove the total consolidated segment operating profit measure from its future periodic filings and earnings releases on Form 8-K.

Non-GAAP Financial Measures, page 66

Dave Edgar
Christine Dietz
October 29, 2024

2.We note the adjustments for "special bonuses and other compensation expense" in each of your non-GAAP measures, which includes retention and signing bonuses and related payroll taxes as well as long-term incentive bonuses as a component of your annual compensation award process. Please quantify each of these items for us for each period presented and tell us whether any of these bonuses require continued employment. As part of your response please explain how you determined that these were not normal, recurring, cash operating expenses of your business. Refer to Question 100.01 of the non-GAAP C&DIs.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the components of special bonuses and other compensation expense adjustments are summarized in the table below (in millions) for the fiscal years ending on December 31 for 2021, 2022, and 2023, as presented in our Form 10-K, along with the year-to-date costs through the second quarter ended June 30, 2024 (“YTD 2024”), as presented in our most recent Form 10-Q.

Description of cost	YTD 2024 (1/1/2024 - 6/30/2024)	FY 2023	FY 2022	FY 2021
Acquisition-related payments	$1.0	$1.8	$1.9	$1.4
Transformation Project related bonuses	$—	$2.1	$6.6	$6.7
Long term incentive related amounts	$3.7	$6.3	$—	$—
Payroll tax expense related to severance and share-based compensation	$1.7	$1.9	$1.5	$3.7
Total	$6.4	$12.1	$10.0	$11.8

•Acquisition-related payments – In connection with the acquisitions of Bright Skies in November 2020 and Just Analytics in January 2022, the Company made certain deferred payments that required continued employment and therefore reflect post-combination compensation expense. The Bright Skies deferred transaction consideration payments were paid to the selling shareholders over a two-year period following the transaction closing and such payments concluded in November 2022. The Just Analytics deferred transaction consideration payments were paid over a three year period following the transaction closing and such payments and are expected to conclude in December 2024. In each case, these payments pertained to discrete acquisitions for which a significant portion of the consideration that the Company was willing to pay for the acquisition was tied to future service. The Company does not believe these payments are reflective of normal, recurring cash operating expenses as the extent and magnitude are tied to discrete acquisitions that varied in size, scope, timing and duration. We believe adjusting for these payments facilitates a more effective comparison of our normal, ongoing performance without the effects of discrete acquisitions. Further, the final payments related to the Just Analytics acquisition are expected to be fully accrued by the end of Fiscal 2024, after which we do not anticipate any additional acquisition-related payments for the foreseeable future.

•Restructuring and transformation-related bonuses – The Company has undertaken certain discrete and major restructuring initiatives, transformation projects and strategic reviews (the “Transformation Projects”) which are unique and outside the normal course of our operations. Refer to response #3 below for specific examples of Transformation Projects from which these payments are derived, together with additional details. The Company offered one-time bonuses to reward certain employees in connection with the completion of an applicable Transformation Project and/or to entice certain employees to stay

Dave Edgar
Christine Dietz
October 29, 2024

until the applicable Transformation Project was completed. In certain instances, employees were required to remain employed until the completion of the applicable Transformation Project to receive a bonus, but the employees were either terminated or were reassigned to a different role without this additional compensation after completion of the applicable Transformation Project. Though the payment of these bonuses did require continuing employment in some circumstances, the payments themselves were tied to discrete Transformation Projects which are not part of our normal, recurring operations. Further, these payments were one-time in nature and are not part of our normal cash compensation plan. Therefore, we believe that it is appropriate to adjust for these amounts in our non-GAAP measures. The Company did not adjust for any material signing bonuses during the periods presented. Total signing bonuses included in the adjusted amounts include $0.8 million for Fiscal 2021 only. The Company does not currently anticipate adjustments for bonuses in connection with previously completed Transformation Projects during Fiscal 2024.

•Long term incentive related amounts – This line item relates solely to time-based long-term cash incentive awards granted to certain employees in Fiscal 2023, which are subject to vest in equal annual installments over three years. Historically since its initial public offering, the Company has granted an equivalent value entirely in equity-settled long-term incentive awards (predominantly in the form of time-based restricted stock units) to similarly situated employees on an annual basis. Such equity-settled awards were accounted for in accordance with ASC 718 and adjusted from our non-GAAP measures. For Fiscal 2023, the Company’s Compensation Committee determined that the value of its annual long-term incentive awards granted to certain employees would be delivered both in the form of time-based restricted stock units and time-based long-term cash, both of which require continued employment. In making the decision to substitute a portion of the value of time-based restricted stock units for time-based long-term cash awards for Fiscal 2023, the Compensation Committee considered the availability of shares under the Company’s long-term incentive plan, potential dilution from equity-settled awards as a result of the Company’s stock price at the time the awards were made, among other factors. As Fiscal 2023 was the only year when the Company granted a portion of the annual long-term incentive awards to participants in the form of time-based long-term cash, the Company views these awards as a substitute for time-based restricted stock unit awards. Adjusting for these amounts facilitates a more consistent understanding of our core operating performance, especially when comparing between reporting periods, because our stock-based compensation expense has historically been adjusted from our non-GAAP financial measures.

•Payroll tax expense related to severance and share-based compensation – These amounts relate to employer payroll tax expense incurred in connection with severance payments and the settlement and/or vesting of non-cash long-term incentive awards, both of which items are adjusted in our non-GAAP financial measures. Refer to response #3 below for further discussion and explanation of our severance expenses.

Each of the actions above are not recurring or within the Company’s normal course of business. Accordingly, the Company believes that excluding these non-recurring expenses in its calculations of non-GAAP financial measures is consistent with Regulation G, Item 10(e) of Regulation S-K and Question 100.01 and provides useful information to its investors to analyze the Company’s normal course of business financial performance.

3.We note your adjustments for "restructuring and transformation" here and in your earnings releases, and your disclosure that they include consulting and advisory fees related to business transformation and optimization activities, payroll costs for employees that dedicate significant time to these projects,

Dave Edgar
Christine Dietz
October 29, 2024

as well as associated severance, certain facility closure costs, and lease termination expenses. Please describe in detail, the specific nature of the transformation and optimization activities. Also, provide us with a quantitative breakdown of each category of costs for the periods presented here as well as for the six months ended June 30, 2024. As part of your response, explain your consideration of whether these transformation and optimization costs represent normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the non-GAAP C&DIs.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that adjustments for restructuring and transformation expenses relate to major Transformation Projects, most of which have been completed or will be completed by the end of Fiscal 2024 under the direction of our current leadership team. Specific examples of major Transformation Projects are included at the end of the response to this comment number 3.

The table below provides a summary of the costs (in millions) for the fiscal years ending on December 31 for 2021, 2022, and 2023, as presented in our Form 10-K, along with YTD 2024, as presented in our most recent Form 10-Q.

Description of cost	YTD 2024 (1/1/2024 - 6/30/2024)	FY 2023	FY 2022	FY 2021
Facility closures, abandoned property and lease termination expenses	$11.9	$17.6	$24.5	$28.5
Sale of former headquarters	9.0	—	—	—
Labor dedicated to Transformation Projects	—	16.0	35.9	68.5
Severance related to Transformation Projects	7.2	25.8	10.3	24.1
Third-party consulting and advisory expenses related to Transformation Projects	5.6	11.4	28.3	40.4
Total	$33.7	$70.8	$99.0	$161.5

•Facility closures, abandoned property and lease termination expenses – The majority of these expenses pertain to the “Data Center and Footprint Rationalization Efforts,” which are described in more detail below. These costs are one-time in nature and are the result of decisions made in connection with a major restructuring initiative executed over several years which is anticipated to be largely concluded by the end of Fiscal 2024. Due to the size, scale and complexity and uniqueness of executing this Transformation Project, which involved rationalizing our entire global operations, we do not believe these costs are normal and recurring, and further, they are not reflective of our future operations. Therefore, we believe that it is appropriate to adjust for these costs in our non-GAAP measures.

•Sale of former headquarters – In October 2022, the Company announced the intention to sell its corporate headquarters in Windcrest, Texas (a space that comprised approximately one million square feet and that the Company had occupied since 2007) and relocate its corporate headquarters to a smaller office footprint in San Antonio, Texas. The Company completed the previously announced sale in March 2024. In connection with the completion of the sale, we paid a $9.0 million early termination fee to certain local governments related to our termination of a specific Master Economic Incentives Agreement that had been entered into in 2007 in connection with the original purchase of the property. The former headquarters was the Company’s only owned real property and following the sale, the Company does not currently own any real property. Given the non-recurring nature of the sale of real property assets and the

Dave Edgar
Christine Dietz
October 29, 2024

one-time contract termination payment, we determined this is not a normal, recurring cash operating expense.

•Labor dedicated to Transformation Projects – The Company specifically identified and tracked employees that were deployed as part of our major Transformation Projects and who devoted significant time and effort to such projects. Upon completion of the applicable Transformation Project, these employees were either terminated or redeployed to other positions. As certain major Transformation Projects that were underway during the prior reporting periods above were substantially completed by the end of Fiscal 2023, there has been a downward trend in the amount of internal labor cost adjustments and we do not anticipate any material adjustments in Fiscal 2024. In considering whether these were normal, recurring cash operating expenses, the Company determined these costs were direct and incremental to our normal operating expenses.

•Severance related to Transformation Projects – We have incurred severance costs relating to large reductions in force that stem from certain Transformation Projects, including the January 2023 Separation into Two Business Units and the July 2021 Restructuring Plan described below, that are considered outside the normal course of our operations. In considering whether severance costs are normal, recurring cash operating expenses, the Company considers a variety of factors. Severance costs incurred directly in connection with a Transformation Project which is either the result of a permanent relocation of a position or the elimination of a position which is not intended to be backfilled at the time of the termination are not considered part of our normal, recurring operating expenses and are not costs required to operate the business. Other severance expenses incurred in the normal course of business are considered part of our normal, recurring, operating expenses, which are not added back from our non-GAAP measures. Therefore, we believe that it is appropriate to adjust for Transformation Project related severance costs in our non-GAAP measures as described herein.

•Third-party consulting and advisory expenses related to Transformation Projects – Each Transformation Project is triggered by different discrete events, such as the January 2023 Separation into Two Business Units, Inquiries, and the July 2021 Restructuring Plan (all as described in more detail below). Those Transformation Projects involved the engagement of non-recurring professional services advisory firms such as law firms, accounting and tax firms, investment banks, management consulting companies or similar to assist on the applicable Transformation Project. The nature and extent of the professional services provided was specific to each discrete Transformation Project and concluded concurrently with or prior to the end of each project. Further, while there is some overlap between certain of the firms engaged for strategic review and transformation projects and the advisors we routinely obtain advice from in the normal course of business, these engagements have predominantly different engagement team members and the third party will typically bill us for the matter separately from the routine or recurring services provided in the ongoing operation of our business. We therefore do not believe these third-party consulting and advisory expenses incurred in connection with Transformation Projects are part of our normal, recurring operating expenses.

Specific examples of major Transformation Projects undertaken during the reported periods are summarized below. As noted above, many of these legacy Transformation Projects have been completed or substantially completed prior to Fiscal 2024.

•“January 2023 Separation into Two Business Units” – As previously disclosed in our filings, in January of 2023, the Company announced a major undertaking to separate the Company’s reporting structure into two business units – private cloud and public cloud. This initiative included the transition of a number of the Company’s executive and senior leadership teams.

Dave Edgar
Christine Dietz
October 29, 2024

•“Inquiries” – from time to time, the Company has received solicited or unsolicited inbound inquiries related to a potential transaction around one or more of its product lines. Each of these types of events is triggered by its own unique set of facts and circumstances and typically requires the engagement of a multitude of external third parties and advisors to enable the Company and its Board to follow the applicable inquiry through to resolution, whether or not the inquiry is ultimately the subject of one or more definitive agreements. Inquiries are infrequent and non-recurring in nature.

•“Prior Transformation Projects” – The Company has historically undertaken certain Transformation Projects, which were discrete initiatives designed to review our operations from the ground up, optimize our portfolio, including our real estate portfolio and data center operations, and reorganize and rationalize our global workforce (including the permanent relocation and/or elimination of certain employee positions) with a goal of enhancing our productivity and profitability. Specific examples of Prior Transformation Projects include:

◦“July 2021 Restructuring Plan.” As previously disclosed in our filings, in July of 2021, we committed to a restructuring plan that was intended to drive a change in the type and location of certain positions. This restructuring plan resulted in the termination of approximately 10% of our workforce at the time, with identified employees exiting the company during Fiscal 2021 and Fiscal 2022. This plan resulted in a fundamental shift in our employee mix, including the build-out of off-shore resources.

◦“Data Center and Footprint Rationalization Efforts.” Following the completion of several acquisitions which resulted in the Company assuming redundant office facilities and data centers, the Company undertook a strategic review of its global operations. Following an in-depth review, the Company began executing a multi-year plan to abandon certain real estate contracts, including redundant office facilities and over 25 data centers in total in an effort to consolidate its operations. Adjusted expenses are primarily comprised of lease termination fees and lease expenses for duplicative lease space for data centers that were migrated or other real estate holdings and no longer in use as part of multi-year rationalization initiatives intended to streamline long-term data center operations, reduce redundancies and decrease costs. This was a multi-year initiative due to complexities associated with exiting certain long-term real estate leases and other related contracts. In particular, terminating a data center lease is a complex process requiring a multi-year negotiation and consultation process with customers whose data resides in each facility, followed by an in-depth migration process to transition all customer data to the new data center in a safe and secure manner while minimizing any impact on our customers’ ongoing operations. This multi-year effort is expected to be largely concluded the end of Fiscal 2024. Many of these closures resulted from the assumption of a number of data center leases via historical acquisitions that were identified as redundant during the post-acquisition integration process as well as a shift in our business to providing services on public cloud infrastructure. Because of the size, scope and complexity of the Company’s decision to rationalize its entire global operation in this manner, the Company believes that this major, multi-year initiative is outside of its normal, recurring operations.

Each of the actions above are not recurring or within the Company’s normal course of business. Accordingly, the Company believes that excluding these non-recurring expenses in its calculations of non-GAAP financial measures is consistent with Regulation G, Item 10(e) of Regulation S-K and Question 100.01 and provides useful information to its investors to analyze the Company’s normal course of business financial performance.

Dave Edgar
Christine Dietz
October 29, 2024

General

4.We note your presentation of the non-GAAP performance measure titled "Non-GAAP Net Revenue" in your earnings presentations on your website. Considering this measure adjusts your public cloud GAAP revenue from a gross basis to a net basis, please explain to us why you believe this measure does not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Refer to Rule 100(b) of Regulation G.

Response: The Company respectfully acknowledges the Staff’s comment and will remove the Non-GAAP Net Revenue measure from future earnings presentations.

* * * * *

If you have any questions regarding the responses contained in this letter, please do not hesitate to contact the undersigned at 1-800-961-4454.

Sincerely,

/s/ Amar Maletira
Amar Maletira, Chief Executive Officer

cc: Brian M. Janson
Paul, Weiss, Rifkind, Wharton & Garrison LLP